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Dazed Brewing

Brewery

Lauderhill, FL 33313
Coming Soon
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THE PITCH
Dazed Brewing is seeking investment to build out a taproom in the newly renovated downtown area
First Location
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $50,000 invested.
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Overview

Locally owned and operated brewery in Lauderhill Fl, Dazed Brewing Co is working to create a welco
will encompass live music, local art, and.. beer!

The last year has been tough for everyone - from the chaos and uncertainty came the strong desire
accelerate the plan to open Dazed Brewing. Now is the time to embrace the change, and follow your

In the last year, while researching possible taproom spaces and studying local demographics, we ha
items into the existing brewery space.

Food - Started agreements with food trucks to ensure guests can remain and enjoy a beer for as lon

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INTENDED USE OF FUNDS

The funds in this capital raise will be used primarily for purchase of the 3 BBL Brewhouse, supporting buildout of the 3500sqft space in Lauderhill, FL.

3bbl brewhouse and 5 Unitanks to brew our beer!
Taproom and Brewhouse Buildout so we can host our amazing customers.
Merchandise and online marketing development to help spread the word about Dazed.
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THE TEAM
Joshua Breault
Owner / Head Brewer

Joshua has extensive experience in both brewing and customer service, he has spent over five year creating great tasting craft beer while also working as a manager in the hospitality industry for over

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TEAM EXPERIENCE

Dazed brewing started as a passion project in a garage (like most new breweries). It started as a str out and also to learn the in's and out's of brewing great beer.

Over 5 years of home brewing experience - starting from single plastic cartboy's to 20 gallon batche Unitanks.
Working inside breweries with friends, understanding the processes and procedures to starting and Florida.
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
3BBL Brewhouse $25,000
Buildout of Taproom $69,000
Mainvest Compensation $6,000
Total $100,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $147,000 $402,000 $442,200 $486,420 $535,062
Cost of Goods Sold $21,000 $57,428 $63,170 $69,487 $76,435
Gross Profit $126,000 $344,572 $379,030 $416,933 $458,627

Investment Round Ends May 12, 2021
Summary of Terms
Legal Business Name Dazed Brewing
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
1.6×
Investment Multiple 1.5×
Business's Revenue Share 7%-7.5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2029
Financial Condition
No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Dazed Brewing's fundraising. Ho
additional funds from alternate sources at a later date.

No operating history

Dazed Brewing was established in August 2020. Accordingly, there are limited financial statements a
When evaluating this investment opportunity, investors should consider factors outlined in the risk s

Risk Factors
Limited Operating History

Dazed Brewing is a newly established entity and has no history for prospective investors to consider

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption
other various assumptions regarding operations. The validity and accuracy of these assumptions wil
over which Dazed Brewing and the key persons will have no control. Changes in assumptions or thei
affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary sig
outcomes. Consequently, there can be no assurance that the actual operating results will correspon
Additionally, Dazed Brewing is a newly established entity and therefore has no operating history fror
with.

The Company Might Need More Capital

Dazed Brewing might need to raise more capital in the future to fund/expand operations, buy proper

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any c

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Dazed Brewing, and the revenue of Dazed Bre
disappear altogether) unpredictably, it is impossible to predict how much you will receive and when.
unpredictable, so is your ultimate return.

You Do Have a Downside

Conversely, if Dazed Brewing fails to generate enough revenue, you could lose some or all of your m

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Dazed
successful than your initial expectations.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities E

Any company whose securities are listed on a national stock exchange (for example, the New York S
of rules about corporate governance that are intended to protect investors. For example, the major U
companies to have an audit committee made up entirely of independent members of the board of di
outside relationships with Dazed Brewing or management), which is responsible for monitoring Daze
Dazed Brewing will not be required to implement these and other investor protections.

Future Investors Might Have Superior Rights

If Dazed Brewing needs more capital in the future and takes on additional debt or other sources of fi
rights superior to yours. For example, they might have the right to be paid before you are, to receive
voice in management, or otherwise.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some oth
as a public offering of shares (for example, publicly-traded firms must generally provide investors wi
statements that have been audited by an independent accounting firm). Although Title III does requi
that you would make a different decision if you had more information.

Uninsured Losses

should be prepared to hold your investment for its full term.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack
to additional risk.

Limited Services

Dazed Brewing operates with a very limited scope, offering only particular services to potential clien
changes in customer preferences.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guara
Buying a Note is not like that at all. The ability of Dazed Brewing to make the payments you expect, a
back, depends on a number of factors, including many beyond our control.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or con
ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations

This information is provided by Dazed Brewing. Mainvest never predicts or projects performance, an
information. For additional information, review the official Form C filing with the Securities and Excha
website.
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